                                             Filed by CII Financial, Inc.
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933
                                             For:  CII Financial, Inc.
                                             Commission file No.:  333-52726

                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.
                  P. O. Box 15645, Las Vegas, Nevada 89114-5645

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:    John Okita                    Andrew C. Karp
             Chief Financial Officer       Managing Director
             (702) 242-7531                Banc of America Securities LLC
                                           High Yield Special Products
                                           (704) 388-4813 or (888) 292-0070

              CII FINANCIAL MAKES ANNOUNCEMENT REGARDING OFFER FOR
                       CONVERTIBLE SUBORDINATED DEBENTURES

     Las Vegas,  May 3, 2001 - CII Financial,  Inc. today announced that the limited  cash  portion of its tender and  exchange  offer for its $47 million of outstanding 7 1/2%  convertible  subordinated  debentures due September 15, 2001
(CUSIP No. 12551LAB7) was oversubscribed and that, as a result,  under the terms of the offer, all debentures tendered for cash would be purchased for a prorated portion  of  $20,000,000  of  cash  and  for new 9 1/2%  senior  debentures  due
September 15, 2004.

     Pursuant  to the offer,  the Company  said that  $32,651,000  in  aggregate principal  amount of old debentures had been tendered for cash and $9,205,000 in aggregate  principal  amount of old  debentures had been tendered for new 9 1/2%
senior debentures.  Accordingly, the Company will purchase $27,059,000 principal amount of old debentures for cash and issue $14,797,000  principal amount of new
9 1/2% senior debentures.

     The Company further  announced that each holder who tendered for cash would receive cash for 82.873% of the holder's debentures tendered for cash at a price of $739.12  per $1,000  principal  amount and would  receive  new 9 1/2%  senior debentures for 17.127% of the holder's debentures tendered for cash. The Company said that  settlement  of the offer  will be made as soon as  practicable  after expiration  and  that  it  will  pay  accrued  but  unpaid  interest  on the old debentures to the settlement date.

     Banc of America  Securities  LLC was the exclusive  dealer  manager for the offer.

                                   ---more---

     CII - Cash Pro-rate p. 2/2/2/2/2

     CII Financial is a holding company  primarily  engaged in writing  workers'
compensation insurance in nine western and mid-western states through its wholly owned subsidiaries,  California Indemnity Insurance Company, Commercial Casualty
Insurance Company,  Sierra Insurance Company of Texas and CII Insurance Company.
CII  Financial is a wholly owned  subsidiary  of Sierra  Health  Services,  Inc.
(NYSE:SIE), a diversified health care services company based in Las Vegas.

     Statements  in  this  news  release  that  are  not  historical  facts  are
forward-looking   and  based  on  management's   projections,   assumptions  and
estimates;  actual results may vary materially.  Forward-looking  statements are subject to certain  risks and  uncertainties,  some of which may be found in the
Prospectus and Exchange Offer and other  documents filed with the Securities and
Exchange Commission and which are incorporated herein by reference.

     Additional Information and Where to Find It:

     CII Financial,  Inc. has filed a Registration Statement with the Securities and Exchange  Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement, which became effective on May
2, 2001, and the prospectus  contained  therein  contain  important  information about CII Financial,  the exchange offer and related  matters.  Security holders are  urged to read  the  Registration  Statement  and the  prospectus  contained therein,  CII Financial's  Schedule TO and any other relevant documents filed by
CII Financial with the SEC.

     Security holders are able to obtain copies of the Registration Statement on
Form S-4 and the prospectus,  CII Financial's Schedule TO and any other relevant
documents   for  free   through   the  Web  site   maintained   by  the  SEC  at
http://www.sec.gov. In addition, these documents are available free of charge by contacting the  Information  Agent for the offer,  D.F. King & Co., at (800)
735-3591.  If you have any  questions  about the offer,  please  call the Dealer
Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

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